U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-51565

                              Beaconsfield II, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Delaware                                            34-2033197
-------------------------------                         ---------------------
(State or other jurisdiction of                           (I.R.S. employer
   incorporation or formation)                          identification number)

        497 Delaware Avenue
             Buffalo, NY                                       14202
        --------------------                                 ----------
(Address of principal executive offices)                     (Zip Code)

                  Issuer's telephone number: (716) 882-2157

                                   Copies to:

                              Feldman Weinstein LLP
                              420 Lexington Avenue
                                   Suite 2620
                               New York, NY 10170
                          Attn: David N. Feldman, Esq.
                               Tel: (212) 869-7000
                               Fax: (212) 997-4242

        Securities to be registered under Section 12(b) of the Act: none

      Securities to be registered under Section 12(g) of the Exchange Act:

      Title of each class     Name of Exchange on which to be so registered each
                              class is to be registered

      Common Stock, $.0001    N/A

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

      Beaconsfield II, Inc. (the "Company" or the "Registrant") was incorporated in the State of Delaware on November 29, 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

(b) Business of Issuer

      The Company, based on proposed business activities, is a "blank check" company. The Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

      The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

      The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. Neither the Registrant nor any of its officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a business combination. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

      (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

      (b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

      (c) Strength and diversity of management, either in place or scheduled for recruitment;

      (d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

      (e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

      (f) The extent to which the business opportunity can be advanced;

      (g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

      (h) Other relevant factors.

      In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

      The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

      It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon the issuance to the stockholders of the acquired company of at least 80 percent of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

      The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.



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

      In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

      It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

      We presently have no employees apart from our management. Our officers and directors are engaged in outside business activities and they anticipate that they will devote to our business only very limited time until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

      (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

      (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

      (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.



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

      The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury.

      During the next twelve months we anticipate incurring costs related to:

      (i) filing of Exchange Act reports, and

      (ii) costs relating to consummating an acquisition.

      We believe we will be able to meet these costs through use of funds in our treasury, and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

      The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

      None of our officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

      Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

      The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

      An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

      Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, our officers and directors are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and other members of our management are, and may be the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity.

Our business is difficult to evaluate because we have no operating history.

      As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to generate revenues or consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

      The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

      We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

      While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

      Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

      If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Common Stock.

      Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended, (the "Securities Act") and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

The Company may be subject to certain tax consequences in our business, which may increase our costs of doing business.

      We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in your being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

      We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

      Our certificate of incorporation authorizes the issuance of a maximum of 75,000,000 shares of Common Stock and a maximum of 5,000,000 shares of Preferred Stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. Moreover, the Common Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

      The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a "reverse merger", following such a transaction we may not be able to attract the attention of major brokerage firms.

      Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our Common Stock will be listed on NASDAQ or any other securities exchange.

      Following a business combination, we may seek the listing of our Common Stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Common Stock on either of those or any other stock exchange. After completing a business combination, until our Common Stock is listed on the NASDAQ or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

There is no public market for our Common Stock, nor have we ever paid dividends on our Common Stock.

      There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

Authorization of Preferred Stock.

      Our Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.



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

ITEM 3. DESCRIPTION OF PROPERTY.

      The Company neither rents nor owns any properties. The Company utilizes the office space and equipment of one of its stockholders at no cost. Management estimates such amounts to be immaterial. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

      The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and addresses of Beneficial            Amount and Nature of
Owner                                       Beneficial Ownership        Percent
-----                                       --------------------        -------
Andrew Gertler (1)                                    50,000             0.49%
6555 Mozart Road
Cote St. Luc, Quebec H4W 3H9
Joseph Galda (2)                                      50,000             0.49%
497 Delaware Avenue
Buffalo, NY 14202
Ronald Wyles                                       1,000,000             9.85%
2170 Lakeshore Road
#204
Burlington, Ontario L7R 1A6
Robert Watson                                      1,000,000             9.85%
6 Buerkle Crescent
Kitchener, Ontario N2P 2S1
R. Mark Young                                      1,000,000             9.85%
204 Pandora Crescent
Kitchener, Ontario N2H 3E6
Boris Emanuel                                      1,000,000             9.85%
PO Box W325
Woods Center, Antigua
Karen Georgiou                                     1,000,000             9.85%
10150 Pineview Trail
Campbellville, Ontario L0P 1B0
Zoran Bakich                                       1,000,000             9.85%
775 Steeles Avenue West
Suite 1409
Toronto, Ontario M2R 2S8
Rosten Investments Inc                             1,000,000             9.85%
193 King Street East
Suite 200
Toronto, Ontario M5A 1J5
Richard Brezzi                                     1,000,000             9.85%
775 Steeles Avenue West
Suite 1409
Toronto, Ontario M2R 2S8
Lou Pupolin                                        1,000,000             9.85%
2951 Highway 7 West
Concord, Ontario L4K 1W3
1019562 Ontario Limited                            1,000,000             9.85%
1 St. Paul Street
Unit 10
St. Catharines, Ontario L2R 7L2
All directors and officers as a group                100,000             0.99%

(1)   Mr. Gertler is President, Treasurer and a Director of the Company.

(2)   Mr. Galda is the Secretary and a Director of the Company.



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

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

NAME                        AGE               POSITION
---------------            -----              ----------------------------------
Andrew Gertler              45                President, Treasurer and Director
Joseph Galda                45                Secretary and Director

      Andrew M. Gertler, 45, is a founder and director of the Company and its President. Mr. Gertler is currently the President and a director of Neutron Enterprises, Inc., a publicly traded company which is developing an outdoor media business. From April 2001 to March 2004 Mr. Gertler was a Managing Director of Gestion Jean-Paul Auclair Inc., a family office, where he specialized in private equity investments throughout North America. From April 1997 to March 2001, Mr. Gertler was Senior Vice-President of Hudson Advisors Canada, which provided asset management services across Canada and the United States to both the Lone Star Opportunity Fund (LSOF) and the Brazos Opportunity Fund. Mr. Gertler is also a director of Avicena Group, Inc., a biotechnology company.

      Joseph P. Galda, 45, is a founder and director of the Company and its Corporate Secretary. Mr. Galda is currently the President of Corsair Advisors, Inc., a strategic advisory firm formed in November 2004. In addition, Mr. Galda serves as U.S. counsel to Zi Corporation, a publicly-traded developer of intelligent interface solutions, and Vice President and General Counsel of Spearhead Limited, Inc., an information technology consulting firm traded on the Alternative Investment Market of the London Stock Exchange. From December 2000 to October 2004 Mr. Galda was a partner in Hodgson Russ LLP, a law firm, where he specialized in cross border financing and merger and acquisition transactions. From April 1996 to December 2004 Mr. Galda was a shareholder in the Philadelphia office of Buchanan Ingersoll PC, a law firm, where he also practiced corporate finance law. Mr. Galda is also a director of Avicena Group, Inc.

      The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

      As indicated below, members of the management also serve as officers and directors of:

-------------------------------------------------------------------------------------------------------------------------------
                    Filing Date
                    Registration              Operating     SEC File        Pending Business
Name                Statement                 Status        Number          Combinations           Additional Information
-------------------------------------------------------------------------------------------------------------------------------
Beaconsfield I,     October 7, 2005           Pending       0-51564         None.                  Mr. Gertler serves as
Inc.                                                                                               President, Treasurer and
                                                                                                   director and Mr. Galda
                                                                                                   serves as Secretary and
                                                                                                   director of Beaconsfield
                                                                                                   I, Inc.
-------------------------------------------------------------------------------------------------------------------------------
Beaconsfield III,   October 7, 2005           Pending       0-51566         None.                  Mr. Gertler serves as
Inc.                                                                                               President, Treasurer and
                                                                                                   director and Mr. Galda
                                                                                                   serves as Secretary and
                                                                                                   director of Beaconsfield
                                                                                                   III, Inc.
-------------------------------------------------------------------------------------------------------------------------------

ITEM 6. EXECUTIVE COMPENSATION.

      None of the Company's officers or directors has received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

      It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

      There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      Our management has stated its intention to make payments for our expenses, prior to the consummation of a business combination, to the extent such expenses are not deferred, and would either exceed our available funds or would render us effectively insolvent upon our payment. Upon consummation of a business combination, we will seek to reimburse our management for any such payments out of the proceeds of that transaction. Management will seek to enter into an agreement for a business combination that provides that contemporaneous with or following the completion of, and as a condition to, the transaction, our management will be reimbursed for any expenses incurred on our behalf or loans they make to pay any of our expenses. However, no assurances thereof can be given or that management will even seek reimbursement of expenses in the event any such officer or director actually advances funds to the Company.

      The Company utilizes the office space and equipment of one of its stockholders at no cost. Management estimates such amounts to be immaterial.

      Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common and Preferred Stock.

      The Company is authorized by its Certificate of Incorporation to issue an aggregate of 80,000,000 shares of capital stock, of which 75,000,000 are shares of Common Stock, par value $.0001 per share (the "Common Stock") and 5,000,000 are shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock"). As of October 16, 2005, 10,150,000 shares of Common Stock were issued and outstanding.

      All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

      The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB/A.

(b) Debt Securities. None.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock during the fiscal year ended December 31, 2004 or during the current fiscal year.

      (b) Holders. As of October 16, 2005, there were 13 record holders of 10,150,000 shares of the Company's Common Stock.

      (c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

      There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

      The Registrant issued 150,000 shares of Common Stock on December 15, 2004, to Andrew Gertler, Joseph Galda and Eric Boyd for cash consideration of $0.0001 per share for an aggregate investment of $15. The Registrant issued 10,000,000 shares on December 15, 2004, to ten individuals for cash consideration of $0.005 per share for an aggregate consideration of $50,000. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act. No securities have been issued for services.

      Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. Purchasers or the beneficial owners of purchasers which are entities are friends or business associates of the officers and directors of the Registrant. No services were performed by any purchaser as consideration for the shares issued.

      All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by
Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

      The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

      The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

      o any breach of the director's duty of loyalty to the corporation or its stockholders;

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

      o any transaction from which the director derived an improper personal benefit.

      The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

BEACONSFIELD II, INC.
A Development Stage Company
Table of Contents                            June 30, 2005 and December 31, 2004
================================================================================

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................F-1


FINANCIAL STATEMENTS

         Balance Sheets.....................................................F-2

         Statements of Operations...........................................F-3

         Statements of Changes in Stockholders' Equity......................F-4

         Statements of Cash Flows...........................................F-5


NOTES TO FINANCIAL STATEMENTS.........................................F-6 - F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beaconsfield II, Inc.
Buffalo, New York

We have audited the accompanying balance sheet of Beaconsfield II, Inc. (a development stage company) as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the period November 29, 2004 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield II, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the period November 29, 2004 (inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
August 19, 2005

BEACONSFIELD II, INC.
A Development Stage Company
Balance Sheets
================================================================================

                                                                  June 30,   December 31,
                                                                    2005        2004
                                                                  --------    --------
                                                                (Unaudited)
ASSETS
     Current Assets
         Cash and cash equivalents                                $ 36,807    $ 37,515
         Other current assets                                        4,859       9,500
                                                                  --------    --------
                                                                  $ 41,666    $ 47,015
                                                                  ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
     Current Liabilities
         Accrued expenses                                         $    614    $    684
                                                                  --------    --------
     Stockholders' Equity
         Preferred stock - $.0001 par value - 5,000,000 shares
           authorized; none issued and outstanding                      --          --
         Common stock - $.0001 par value - 75,000,000 shares
           authorized; 10,150,000 shares issued and outstanding      1,015       1,015
         Additional paid-in capital                                 49,000      49,000
         Deficit accumulated during the development stage           (8,963)     (3,684)
                                                                  --------    --------
                                                                    41,052      46,331
                                                                  --------    --------
                                                                  $ 41,666    $ 47,015
                                                                  ========    ========

See accompanying notes.

BEACONSFIELD II, INC.
A Development Stage Company
Statements of Operations
================================================================================

                                                                      For the Periods
                                                           ----------------------------------------
                                                           November 29, 2004     November 29, 2004
                                        For the              (Inception)           (Inception)
                                    Six Months Ended           Through                Through
                                      June 30, 2005        December 31, 2004        June 30, 2005
                                      ------------         ----------------------------------------
                                       (Unaudited)                                  (Unaudited)
Revenues                              $         --           $         --          $         --

General and Administrative Expenses          5,279                  3,684                 8,963
                                      ------------           ------------          ------------

Net (Loss)                            $     (5,279)          $     (3,684)         $     (8,963)
                                      ============           ============          ============

Basic and Diluted Loss Per Share      $       0.00           $       0.00          $       0.00
                                      ============           ============          ============

Weighted Average Common Shares
     Outstanding                        10,150,000              5,228,788             9,391,121
                                      ============           ============          ============

See accompanying notes.

BEACONSFIELD II, INC.
A Development Stage Company
Statements of Changes in Stockholders' Equity
================================================================================

                                                                                                     (Deficit)
                               Preferred Stock              Common Stock             Additional     Accumulated          Total
                              ------------------        ---------------------          Paid-In       During the       Stockholders'
                              Shares      Amount        Shares          Amount         Capital    Development Stage      Equity
                              ---------------------------------------------------------------------------------------------------
Balance --
   November 29, 2004
     (inception)                  --      $   --              --      $       --      $       --      $       --       $       --
     Issuance of common
       stock                      --          --      10,150,000           1,015          49,000              --           50,015
     Net (loss)                   --          --              --              --              --          (3,684)          (3,684)
                              ------      ------      ----------      ----------      ----------      ----------       ----------

Balance --
   December 31, 2004              --          --      10,150,000           1,015          49,000          (3,684)          46,331
     Net (loss) (unaudited)       --          --              --              --              --          (5,279)          (5,279)
                              ------      ------      ----------      ----------      ----------      ----------       ----------

Balance -
   June 30, 2005
     (unaudited)                  --      $   --      10,150,000      $    1,015      $   49,000      $   (8,963)      $   41,052
                              ======      ======      ==========      ==========      ==========      ==========       ==========

See accompanying notes.

BEACONSFIELD II, INC.
A Development Stage Company
Statements of Cash Flows
================================================================================

                                                                             For the Periods
                                                                    ------------------------------------
                                                                    November 29, 2004  November 29, 2004
                                                      For the          (Inception)        (Inception)
                                                 Six Months Ended        Through            Through
                                                   June 30, 2005    December 31, 2004     June 30, 2005
                                                 ----------------   ------------------------------------
                                                     (Unaudited)                           (Unaudited)
Cash Flows from Operating Activities
     Net (loss)                                       $ (5,279)         $ (3,684)           $ (8,963)
     Adjustments to reconcile net (loss) to
       net cash used in operating activities:
         Changes in operating assets and
           liabilities:
           (Increase) decrease in:
              Other current assets                       4,641            (9,500)             (4,859)
           Increase (decrease) in:
              Accrued expenses                             (70)              684                 614
                                                      --------          --------            --------

                                                          (708)          (12,500)            (13,208)
                                                      --------          --------            --------

Cash Flows from Financing Activities
     Proceeds from issuance of common
       stock                                                --            50,015              50,015
                                                      --------          --------            --------

Increase (Decrease) in Cash and
     Cash Equivalents                                     (708)           37,515              36,807

Cash and Cash Equivalents - beginning                   37,515                --                  --
                                                      --------          --------            --------

Cash and Cash Equivalents - end                       $ 36,807          $ 37,515            $ 36,807
                                                      ========          ========            ========

Supplemental Disclosures of Cash Flow
     Information
       Cash paid for income taxes                     $     --          $    355            $    355
                                                      ========          ========            ========


See accompanying notes.

BEACONSFIELD II, INC.
A Development Stage Company
Notes to Financial Statements
================================================================================

1-    ORGANIZATION AND OPERATIONS

      Beaconsfield II, Inc. (the "Company"), located in Buffalo, New York, was incorporated in Delaware on November 29, 2004 for the purpose of engaging in the potential future merger or acquisition of an unidentified target business in accordance with Rule 419 of the Securities Act of 1933 (the "Securities Act"). Since its inception, the Company's operations have primarily included raising capital and the performance of certain administrative functions.

2-    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

      a. Cash Equivalents - Highly liquid debt securities with insignificant interest rate risk and with original maturities from the date of purchase of three months or less are classified as cash and cash equivalents.

      b. Income Taxes - Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that the full benefit of the deferred tax assets will not be realized.

      c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Actual results may differ from these estimates. The accounting estimate that requires management's most difficult and subjective judgment is the recognition and measurement of income tax assets and liabilities.

      d. Loss Per Common Share - Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

Continued

      e. Fair Value of Financial Instruments - The carrying value of cash equivalents, other current assets, and accrued expenses approximates fair value due to the short period of time to maturity.

3-    EQUITY SECURITIES

      Holders of shares of common stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

      The preferred stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Company may determine, from time-to-time.

      No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

4-    INCOME TAXES

      The provision for income taxes consists of the following for the six months ended June 30, 2005 and the period November 29, 2004 (inception) through December 31, 2004:

                                                                       For the Period
                                                  For the             November 29, 2004
                                              Six Months Ended       (Inception) Through
                                               June 30, 2005          December 31, 2004
                                              -------------------------------------------
                                                (Unaudited)
            Current - state minimum tax         $        --               $        355
                                                ===========               ============


       The tax effects of temporary differences that give rise to deferred tax assets are as follows:

                                                                       For the Period
                                                  For the             November 29, 2004
                                              Six Months Ended       (Inception) Through
                                               June 30, 2005          December 31, 2004
                                              -------------------------------------------
                                                (Unaudited)

            Net Operating Loss Carryforward     $     1,800               $        700
            Less:  Valuation allowance                1,800                        700
                                                -----------               ------------
                                                $        --               $         --
                                                ===========               ============

Continued

      At June 30, 2005 and December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $8,700 and $3,400, respectively, available to offset future taxable income through 2025. The Company's valuation allowance increased $1,100 and $700 for the six months ended June 30, 2005 and during the period from November 29, 2004 (inception) through December 31, 2004, respectively.

      The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income before income taxes is as follows (in percentages):

                                                                                           For the Period
                                                                      For the             November 29, 2004
                                                                  Six Months Ended       (Inception) Through
                                                                   June 30, 2005          December 31, 2004
                                                                  -------------------------------------------
                                                                    (Unaudited)

            Statutory Federal Income Tax Rate                             34%                     34%
            Effect of Federal Graduated Income Tax Rates                 (19)%                   (19)%
            State Taxes - net of federal benefits                          5%                      5%
            Valuation Allowance                                          (20)%                   (20)%
                                                                      ------                   -----

            Income Tax Rate                                              -0-                     -0-
                                                                      ======                   =====

5-    RELATED PARTY TRANSACTION

      The Company utilizes the office space and equipment of a stockholder at no cost. Management estimates such amounts to be immaterial.

6-    BASIS OF PRESENTATION FOR INTERIM FINANCIAL STATEMENTS

      The accompanying Interim Financial Statements of the Company as of June 30, 2005 and for the six months then ended have been prepared in accordance with accounting principles generally accepted for interim financial statement presentation and in accordance with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation. In the opinion of management, all adjustments for a fair statement of the results of operations and financial position for the interim period presented have been included. All such adjustments are of a normal recurring nature. This financial information should be read in conjunction with the Financial Statements and Notes thereto included herewith for the period November 29, 2004 (inception) through December 31, 2004. There have been no changes in significant accounting policies since December 31, 2004.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number        Description
--------      ---------------------
 3.1          Certificate of Incorporation.
 3.2          By-Laws.

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005              BEACONSFIELD II, INC.

                                    By: /s/ Joseph P. Galda
                                        -------------------
                                    Name: Joseph P. Galda
                                    Title: Secretary


                                       18